Exhibit 99.(a)(2)

Rancon Realty Fund V A California Limited Partnership 400 South El Camino Real, Suite 1100 San Mateo, California 94402 Investor Services toll-free 888-909-7774
May 4, 2006
Dear Limited Partners:
The MacKenzie Tender Offer
On April 20, 2006, a group of real estate investment funds managed or advised by MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”) commenced an offer to purchase up to 6,300 units (“Units”) of Rancon Realty Fund V (the “Partnership”) at a price of $635 per Unit, less the amount of any distribution made by the Partnership with respect to the Units between April 20, 2006 and June 1, 2006 or such later date as the Purchasers may select. I refer to the Purchasers’ offer in this letter as the “Tender Offer.”
Our Position
The Purchasers are not associated with Rancon Realty Fund V or the General Partners of the Partnership. Neither the Tender Offer nor the information contained in the Purchasers’ Offer to Purchase is endorsed by your Partnership or the General Partners. Whether to accept the Purchasers’ Tender Offer to purchase your Units is an individual decision that only you can make, and for this reason, the Partnership expresses no opinion on the Purchasers’ Tender Offer, neither recommending its acceptance nor its rejection. What is important is that you make an informed decision in considering whether to tender your Units to the Purchasers. In reviewing the Purchasers’ Tender Offer, please consider the following factors:
Factors to Consider
•	You need do nothing. You are not obligated to respond to the Purchasers’ Tender Offer.

•	We anticipate that the Partnership will make a distribution of $12 per Unit on or before the termination date of the Tender Offer. Taking into account this anticipated distribution, the Tender Offer is therefore for up to 6,300 Units at $623 per Unit, not $635 per Unit.

•	At the very time they were making their Tender Offer, the Purchasers signed paperwork to purchase Units in your Partnership at $740 per Unit, $105 per Unit more than the Purchasers are offering you for your Units and $117 more per Unit than you would receive from the Purchasers taking into account our anticipated May 2006 distribution of $12 per Unit.

•	By their own evaluation of the Units in your Partnership, the Purchasers believe them to be worth $800 per Unit, $165 more per Unit than the Purchasers are offering you for your Units in the Partnership.

•	Your Partnership continues to offer to redeem outstanding Units at $629 per unit. The redemption price of $629 per Unit is $6 per Unit more than what you would net (taking into account the anticipated May $12 per Unit distribution) from selling your Units to the Purchasers. Our redemption program, which we have pursued now for over six years, is pursuant to authority granted to us under the Partnership Agreement of the Partnership, which permits redemptions as long as they do not impair the capital or operations of the Partnership. For 2006, we have budgeted $2,000,000 for redemption of outstanding Units. For 2006 to date, the Partnership has redeemed 800 Units at

$629 per Unit. We have thus expended $503,200 for 2006 to date, leaving $1,496,800 remaining in our budget for the redemption of Units during the remainder of this year.

•	As the Purchasers concede, they are “motivated to establish the lowest price which might be acceptable to Unit holders ...”

•	The MacKenzie Group has consistently, over time, raised the price it is willing to pay for Units in your Partnership, as illustrated by the following chart of the price per Unit offered by the MacKenzie Group in prior tender offers for Units in the Partnership:

Year	MacKenzie Patterson Group
2000	$225 per Unit
2001	$284 per Unit
2002	$300 per Unit
2003	$310 per Unit
2004	$325 per Unit
2005	$510 per Unit
2006	$635 per Unit
•	If you accept the Tender Offer and sell your Units to the Purchasers, according to the Purchasers, you will waive your right to resolve any dispute that may arise between you and the Purchasers (including any failure by the Purchasers to pay for your Units) in a court of law, including before a jury of your peers. Furthermore, even if you are a resident of a state other than California, the Purchasers could bring an action against you in California.
Additional Considerations
•	Glenborough’s Pending Purchase of Units. Glenborough Realty Trust Incorporated (“Glenborough”) manages the Partnership’s properties. Glenborough has advised us that it has independently agreed to purchase 4,869 outstanding Units of the Partnership at a purchase price of $795 per Unit. Glenborough is knowledgeable about the properties of the Partnership. Its purchase of outstanding Units at $795 per Unit represents a strong endorsement of the course we have pursued in managing your Partnership.

•	Future Prospects. There can be no certainty as to the future prospects of any investment. However, we believe there are many positive aspects to your investment that you should take into account in evaluating the Purchasers’ Tender Offer. These include:
o	Completed Construction. The completion of Three Carnegie Plaza in July 2005 and Brier Corporate Center in December 2005 has added to our operating income and, as of March 31, 2006, the properties are 42% and 84% occupied, respectively.

o	Favorable Financing. We completed the refinancing of the Partnership’s debt in December 2005 with a fixed rate loan of 5.46% per annum, a reduction from the old 9.39% fixed rate and 8% and 7.25% variable rate loans.

o	Increased Occupancy. Additional leases for over 23,000 square feet of space at Three Carnegie Plaza were recently executed, which will bring occupancy there to 62%. A tenant at One Parkside expanded their space by 11,000 square feet, increasing occupancy to 89% at the property.

o	Favorable Lease Renewals. The tenant at Outback Steakhouse renewed their lease for another five-year term.
•	Current Financial Condition In considering whether to sell your Units you should carefully review the recent reports of the Fund, including the Partnership’s 2005 Annual Report on Form 10-K, available at the SEC’s website at http://www.sec.gov.

•	Partnership Distributions. In considering whether to sell your Units, you should take into account the alternative of continuing to hold them and receiving future distributions, if any. As we have said in many of the previous communications with our limited partners, the cash distributions to limited partners continue to increase each year. We are pleased to report that the distributions for 2005 increased 17.8% above the distributions paid in 2004. We anticipate that distributions will increase an additional 16.3% in 2006, although the actual rate of distributions will depend upon financial results. A distribution of approximately $12 per Unit will be mailed to investors in mid-May and we anticipate making a further distribution in late November of 2006 in a like amount ($12 per Unit) although, again, the actual distribution we make will depend upon financial results for the balance of this year.

The Partnership has made the following cash distributions for each of the past six years:
Cash Distribution
Per Unit Per Year
Selling your Units now to the Purchasers would mean that you would receive $635, less the distribution payable in May, which is expected to be $12 per Unit. You would therefore receive approximately $623 per unit.
Other Options
Whatever you do, do not make a hasty decision. Confer with your broker and/or financial and tax advisors, decide if you wish to sell your Units now, and if you do wish to do so, explore other liquidity options prior to making any decision to sell your Units to the Purchasers.
You have several alternatives if you wish to liquidate your investment. We are not endorsing the idea that limited partners should liquidate their holdings now. However for those of you considering the liquidation of your investment now, you have a number of alternatives:
•	Take advantage of the Partnership’s redemption program.

•	Contact other investors on our resale list, available by request to Investor Services, toll free at 888-909-774, or by email to ppsi@myinvestment.com.

•	Sell to an auction firm, such as the American Partnership Board (“APB”). Contact APB at 800-736-9797 for their procedures and the fees and commissions involved.

•	Consider gifting your Units to a charity. If you transfer your Units to a charitable organization, the transfer fees normally charged for such transaction would be waived. Consult with your tax and financial advisers about the benefits of gifting your Units.
Certain Information Concerning the General Partners
The general partners of the Partnership are Daniel L. Stephenson (“DLS”) and Rancon Financial Corporation (“RFC”). RFC is wholly owned by DLS. DLS and RFC are collectively referred to as the “General Partners.” The Partnership has no employees.
Distributions made by the Partnership are made either from the Cash From Operations or Cash From Sales or Refinancing (as such terms are defined in the Partnership’s Partnership Agreement).
Cash From Operations includes all cash receipts from operations in the ordinary course of business (except for the sale, refinancing, exchange or other disposition of real property) after deducting payments for operating expenses. All distributions of Cash From Operations are paid in the ratio of 90% to the limited partners of the Partnership and 10% to the General Partners.
Cash From Sales or Refinancing is the net cash realized by the Partnership from the sale, disposition or refinancing of any property after repayment of applicable mortgage debt and all expenses related to the transaction, together with interest on any notes taken back by the Partnership upon the sale of a property. Distributions of Cash From Sales or Refinancing are generally allocated as follows: (i) first, 1 percent to the General Partners and 99 percent to the limited partners until the limited partners have received an amount equal to their capital contributions; (ii) second, 1 percent to the General Partners and 99 percent to the limited partners until the limited partners have received a 12 percent return on their unreturned capital contributions including prior distributions of Cash From Operations; plus their limited incremental preferred return for the twelve month period following the purchase date of each Unit and following admission as a limited partner; (iii) third, 99 percent to the General Partners and 1 percent to the limited partners until the General Partners have received an amount equal to 20 percent of all distributions of Cash From Sales or Refinancing previously made under clauses (ii) and (iii) above, reduced by the amount of prior distributions made to the General Partners under clauses (ii) and (iii); and (iv) fourth, the balance 20 percent to the General Partners and 80 percent to the limited partners. A more detailed statement of these distribution policies is set forth in the Partnership Agreement.
In 2005, the Partnership distributed from operations $1,802,000 to the limited partners and accrued distributions of $151,000 for the General Partners. The accrued distributions were paid to the General Partners in January 2006.
In 2004, the Partnership distributed from operations $1,555,000 to the limited partners and $172,000 to the General Partners. The accrued distributions were paid to the General Partners in January 2005.
DLS, through an IRA, owns three outstanding Units of the Partnership, and the Daniel L. Stephenson Family Trust owns 100 outstanding Units of the Partnership, in each instance and in the aggregate representing less than 1% of the outstanding Units of the Partnership.

Neither of the General Partners intends to tender or sell its or his Units to the Purchasers pursuant to the Tender Offer and, to the best of our knowledge, after making reasonable inquiry, no affiliate of the Partnership or of the General Partners intends to tender or sell Units to the Purchasers pursuant to the Tender Offer.
Other than as described above with respect to distributions made by the Partnership to the General Partners, during the years ended December 31, 2005 and December 31, 2004, the Partnership did not pay any compensation to the General Partners or affiliates of the General Partners.
Redemptions Within the Past 60 Days
As described above, the Partnership has a redemption program pursuant to which it redeems outstanding Units of the Partnership from time to time. During the past 60 days, the Partnership, as buyer, has redeemed Units as follows:

Date of Purchase	No. of Units Purchased	Price Paid Per Unit
February 28, 2006	401	$629.00

March 31, 2006	288	$629.00
The outstanding Units of the Partnership are not traded on any organized exchange or in the over-the-counter market. Each of the redemptions listed above was made by the Partnership in response to requests for redemption made by limited partners of the Partnership. The redemption price – $629 per Unit – was announced by the Partnership to the limited partners in January 2006.
Other than as disclosed above, neither the Partnership nor the General Partners of the Partnership have purchased or sold any Units of the Partnership during the past 60 days.
Person/Assets, Retained, Employed, Compensated or Used
No person has been retained by the Partnership to make solicitations or recommendations in connection with the Purchasers’ Tender Offer. The General Partners and the Partnership’s investor services representatives will respond to inquiries made by limited partners of the Partnership with respect to the Tender Offer. None of these persons will receive extra compensation for their responding to such inquiries.

Sincerely,

Daniel L. Stephenson
General Partner

This letter does not constitute financial advice. The information in this letter does not take into account your personal financial objectives, financial situation or needs. It is therefore important that you seek your own advice on how to manage your investment in Rancon Fund V. However if you have any further questions about matters raised in this letter, feel free to contact Investor Services, toll-free, at 888-909-7774.
Caution Concerning Forward-Looking Statements
Statements in this report containing the General Partner’s and the Partnership’s projections of future values of the outstanding Units of the Partnership, its properties and assets, and its revenues and income, discussing the plans and objectives of the General Partner and the Partnership for future operations, addressing the development of the Partnership’s parcels, discussing the sale or continued holding of the Partnership’s properties, and our statements of the assumptions underlying our discussion of future events, are all considered “forward-looking statements” under securities law. These statements are typically characterized by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” or similar expressions. Please appreciate that the actual results of the operations of the Partnership, and the actual development and sale of its properties, may differ materially from those contained in any forward-looking statement. Important factors that could cause actual results to differ materially from those in the forward-looking statements in this report include –
•	Delays in the development of the parcels owned by the Partnership;

•	Cost increases incurred in the development of the Partnership’s properties over the costs projected;

•	Delays in securing permits and other authorizations required to develop and complete the Partnership’s properties;

•	The Partnership’s inability to secure financing to complete the development of its properties, or such financing being available to the Partnership only on terms that will not enable the Partnership to achieve its projected financial results;

•	Delay in the leasing of Partnership properties;

•	The rental of the Partnership’s properties at lease rates less than the rates projected, or vacancy rates higher than those projected;

•	The tenants of the Partnership’s properties failing to make rental payments or otherwise failing to comply with the terms of their leases;

•	The occurrence of fires or other unexpected events that damage the Partnership’s properties.